June 25, 2015


Tony Ramos
President
Mid-Hudson Region Rural Broadband Company, Inc.
1050 Connecticut Ave., NW
10th Floor
Washington, D.C. 20036

       Re:     Mid-Hudson Region Rural Broadband Company, Inc.
               Offering Statement on Form 1-A
               Filed June 25, 2015
               File No. 024-10459

Dear Mr. Ramos:

         Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. For example, your filing does not contain any Part II (offering circular) or Part III (exhibits) information. As a consequence, we will not perform an examination of the offering statement and we will not issue comments until the filing is in material compliance with the requirements of the form.

        We will not be in a position to qualify the Form 1-A until you amend the offering statement to correct the material deficiencies and address any comments we may have at that time.

       Please contact Emily C. Drazan, Attorney Advisor at 202-551-3208 or me at 202-551-3810
with any questions.


                                                               Sincerely,

                                                              /s/ Larry Spirgel

                                                               Larry Spirgel
                                                               Assistant
Director